

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC



05045876

February 23, 2005

Peter J. Sherry, Jr.
Ford Motor Company
One American Road
P.O. Box 1899
Dearborn, MI 48126

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/23/2005

Re: Ford Motor Company
Incoming letter dated January 12, 2005

Dear Mr. Sherry:

This is in response to your letters dated January 12, 2005 and February 4, 2005 concerning the shareholder proposal submitted to Ford by Richard A. Mills. We also have received a letter from the proponent dated January 27, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Richard A. Mills
5722 Granada Dr Apt 213
Sarasota, FL 34231



Ford Motor Company

One American Road
P.O. Box 1899
Dearborn, Michigan 48126

January 12, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Richard A. Mills

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2005 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's 2005 Annual Meeting of Shareholders is scheduled for May 12, 2005.

Mr. Richard A. Mills, a shareholder of Ford (the "Proponent"), has submitted for inclusion in the 2005 Proxy Materials a proposal requesting the Company's Board of Directors to consider amending the Company's Restated Certificate of Incorporation in order to change the method of electing directors of the Company (the "Proposal"). Please note that the Proponent submitted an almost identical proposal for inclusion in the Company's 2004 proxy materials and for which the Staff granted Ford's no-action request. *See Ford Motor Company* (February 6, 2004). Once again the Company proposes to omit the Proposal from its 2005 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(8) because it relates to an election for membership on the Company's board of directors.

- The Proposal is excludable under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.



The Proposal Relates to an Election for Membership on the Company's Board of Directors

The Proposal requests the Board of Directors to consider an amendment to Ford's Restated Certificate of Incorporation in order to grant the holders of common stock the right to nominate and elect 60% of the directors of the Company and the holders of Class B stock the right to nominate and elect 40% of the Company's directors (see Exhibit 1). Rule 14a-8(i)(8) allows the exclusion of a proposal if it "relates to an election for membership on the company's board of directors ... ." The Commission has stated that the "principal purpose of [paragraph (c)(8) (renumbered (i)(8))] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including [then existing] Rule 14a-11, are applicable." *See Release No. 34-12598 (July 7, 1976).*

The Company is given no guidance as to how the holders of common or Class B stock should nominate their respective nominees. It is probable that all the holders of common stock and Class B stock will not agree on the specific nominees to represent the 60% and 40% of the nominated directors, respectively. No process is suggested to resolve such disputes. One group of holders of common stock may want different nominees to be included in the proxy materials than another. Will the Company be put in the position of including more nominees in its proxy materials than seats available on the board? Will there have to be some sort of pre-election by the holders of common stock and Class B stock? Ford has over 1.7 billion shares of common stock outstanding and over 70 million shares of Class B stock outstanding. Is every shareholder entitled to propose a nominee that must be included in the Company's proxy materials? If so, the Company could receive thousands of nominees. This Proposal thus presents the likelihood for exactly the kind of contested election proposals that Rule 14a-8(i)(8) was intended to prevent.

In addition to the authority cited immediately below, of most relevance is the Staff's decision last year to allow exclusion of a substantially identical proposal from the Proponent. See *Ford Motor Company* (February 6, 2004). Note the only difference between the Proponent's 2004 proposal and this year's Proposal is the Supporting Statement – the resolution to be voted upon is exactly the same. Consequently, we believe the Company should be granted no-action relief with regard to the Proposal under Rule 14a-8(i)(8), the same basis on which relief was granted last year.

Even prior to the Staff's no-action relief in respect of last year's substantially similar proposal, the Staff has consistently allowed the exclusion of proposals that have the effect of fostering contested elections for directors or that would establish procedures that would make election contests more likely. *See Citigroup Inc.* (January 21, 2000) *and Citigroup Inc.* (January 31, 2003). The proposals in the *Citigroup* letters required amending the By-Laws so that the company would include in its proxy materials the name of a nominee for election to Citigroup's Board chosen by certain stockholders. In both *Citigroup* letters, the Staff stated that the proposals, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors. Likewise in *Storage Technology Corporation* (March 22, 2002) the Staff granted a no-action letter request to



exclude a proposal that would have required the company to amend its By-Laws to require management to include the names of each candidate nominated by a stockholder in the company's proxy materials. *See also General Motors Corporation* (March 22, 2001) (proposal requiring the registrant to publish the names of all nominees for director in its proxy statement excluded on the ground that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections for directors).

Although not dispositive, it is noteworthy that the Proposal would establish a process for shareholder nominees to be included in the Company's Proxy Materials substantially different than, and contrary to, a shareholder nominee process presently under consideration by the Commission. In the Commission's Release No. 34-48626 (October 14, 2003) (the "Proposed Rule"), which addresses the issue of security holder director nominations, the Commission states that it has proposed an amendment to Rule 14a-5 that would require the company, where a security holder director nominee proposal is submitted by a more than 1% security holder who has held the securities for at least one year, to advise security holders of this fact in the proxy statement relating to the meeting at which the security holder proposal will be presented. The Commission recommended that "pending final action on that proposal, companies make such an identification, both in their interest and in the interest of their security holders."[1]

The Proponent does not propose adoption of the shareholder access procedures contemplated by the Commission in the Proposed Rule, nor does he address how the Proposal and the Proposed Rule, if each were to be adopted, could co-exist. The Proposed Rule would provide certain shareholders the right to nominate a specified number of directors to a company's board where a triggering event has occurred with respect to the company. The Proposed Rule allows an eligible shareholder to propose that a company be subject to the shareholder access procedures of the Proposed Rule. The Proponent does not propose that the Company open its Board nomination process to shareholders in accordance with the procedures outlined in the Proposed Rule. Indeed, the Proposal contemplates that 100% of the board of directors be nominated by the Company's shareholders. In contrast, the Proposed Rule would allow eligible shareholders to nominate only two nominees in the case of Ford, which now has a total of 16 directors. Furthermore, the Proponent would not meet the 1% share ownership test contemplated by the Proposed Rule. The Proponent owns approximately 398 shares as a participant in the Company's 401(k) plan (see Attachment II to Exhibit 1). The Company's transfer agent stated that 1,757,485,583 shares of Ford common stock were outstanding as of November 30, 2004 (see Exhibit 2).

The Proponent is attempting to effect a reform in Ford's procedures for electing directors by shareholders that likely would result in contested elections (and that could, in the near future, be contrary to a Commission proxy rule). Accordingly, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(8).

The Proposal Violates the Proxy Rules (Rule 14a-8(i)(3) and Rule 14a-9)

---

[1] While there has been much public commentary regarding potential Commission action in respect of the Proposed Rule, it remains under active consideration.



Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The Proposal is susceptible to differing interpretations and likely to confuse the Company's shareholders. The Staff has regularly permitted companies to omit proposals from their proxy materials on the grounds that any action ultimately taken upon implementation of the proposal could be different from the actions envisioned by the shareholders voting on the proposal at the time their votes were cast. *See, e.g., Organogenesis, Inc.* (April 2, 1999) (concurring in exclusion of a proposal that recommended procedures for the nomination and election of directors because the proposal was vague and ambiguous) and *AnnTalor Stores Corporation* (January 12, 2001) (concurring in exclusion of proposal that would have committed the company to full implementation of human rights standards and a program to monitor compliance).

The Proposal is vague, ambiguous and susceptible of various interpretations. As stated above, the Proposal requests that the method of nominating and electing the Company's directors be changed so that holders of common stock be granted the right to nominate and elect 60% of the directors of the Company and holders of Class B stock be granted the right to nominate and elect 40% of the Company's directors. The important questions left unanswered by the Proposal include (but are not limited to, as the litany of ambiguities unaddressed by the Proposal is virtually endless):

- How should the Proposal be implemented? That is, how are the holders of common stock and Class B stock to determine their respective nominees? How is the Company to know which nominees will not be challenged by the other members of the class of holders? Will there be separate meetings of each class of stock to vote on nominees? If so, who will pay for these meetings and how will the nominees be vetted? Will the nominees be determined by a plurality of votes or must a nominee receive a majority of the votes? Will there be a general solicitation among the holders of common stock and Class B stock prior to the meeting to select the respective nominees?

- Who will pay for the cost of the proxy materials? Since the Board of Directors will no longer nominate any directors for election, should the Company be required to pay for the proxy solicitation process? Will the cost be split 60/40 among the holders of common stock and Class B stock? If so, how will such holders be billed?

These ambiguities render the Proposal so confusing and uncertain that neither shareholders nor the Board can be expected to have a common understanding of its mechanics or implications. Shareholders will not understand what it is they are being asked to approve, and the Board would not know how to implement the Proposal if it were to receive a majority of the vote and the Board were to determine that the Proposal was in the best interests of the shareholders. For these reasons, the Proposal is the kind of "inherently vague and indefinite" proposal the Staff has found properly excludable under Rule 14a-8(i)(3).



Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2005 Proxy Materials on the grounds that it violates Rule 14a-8(i)(8) as a matter relating to an election for membership on the Company's Board of Directors and under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9 prohibiting false and misleading statements in proxy soliciting materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2005 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2005 Proxy Materials by sending him a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

Enclosure
Exhibits

cc: Richard A. Mills (via Federal Express)



EXHIBIT 1

December 8, 2004

Mr. Peter Sherry, Jr.
Secretary, Board of Directors
Ford Motor Company
WHQ 12th Floor
The American Road
P.O. Box 1899
Dearborn, Michigan 48121-1899

Subject: Stockholder Proposal for Inclusion in Proxy Material for 2005 Annual Meeting

The purpose of this letter is to inform you that I wish to present a shareholder proposal at the 2005 Annual Meeting of the Ford Motor Company Stockholders which is titled: "Election of Directors by Common Stock and Class B Stock Shareholders " as shown on Attachment I.

I am a Ford Motor Company salaried retiree, and own 398 shares of Ford Stock through the Savings and Stock Investment Plan which I intend to hold through the date of the 2005 Annual Meeting of Ford Motor Company Stockholders, which is expected to be held during May, 2005. I have continuously held at least $2,000 in market value of the company's securities for at least one year by the date of submission of this proposal as shown by Attachment II.

If you have any questions, please write me at the address shown below.

Sincerely,



Richard A. Mills
5722 Granada Dr Apt 213
Sarasota, FL 34231

Attachment I

Election of Directors by Common Stock and Class B Stock Shareholders

Richard A. Mills, 5722 Granada Dr Apt 213, Sarasota, Florida 34231, who states that he is a Ford Motor Company salaried retiree and the owner of 398 shares of common stock, has informed the Company that he plans to present the following proposal at the meeting:

WHEREAS:

Holders of common stock own 96% of all shares of Ford Stock and have 60% of the general voting power.

Holders of Class B Stock own 4% of all shares of Ford Stock and have 40% of the general voting power.

LET IT BE RESOLVED:

The Ford Board of Directors consider an amendment to Ford's Restated Certificate of Incorporation so as to:

1. Grant the holders of Common Stock the right to nominate and elect 60% of the directors to be elected to the Board of Directors.

2. Grant to the holders of Class B Stock the right to nominate and elect 40% of the directors to be elected to the Board of Directors.

SUPPORTING STATEMENT:

Per an article in *Automotive News* in November, 2004: "If Ford Motor's year-to-date domestic brand share of 18.4 percent held through December, it would be Ford's lowest share since 1928." Unless the Company can reverse its present course, the long-term prospects for Ford's continued success are poor. While Ford's management is finally focused on its core business and is attempting to correct profound problems that our company has faced for many years, a turnaround of our Company is far from assured. I believe the ultimate success of this turnaround effort will be based on exceptionally vigorous oversight by our Board of Directors.

This proposal will broaden the diversity of the Board of Directors and give Ford Common Stockholders, who own 96% of all Ford Stock, a far greater voice in the direction of their company. As shareholders we need to send a powerful mandate to the Board by insisting on greater Director accountability and aligning Directors' interests more closely with shareholders. If you agree, please mark your proxy FOR this proposal.



ATTACHMENT II
Page 1 of 4

Savings and Stock Investment Plan (SSIP)

July 1, 2004 - September 30, 2004

ENV#MG000957
MG 26001 R

RICHARD A MILLS
475 GLEN OAKS DR
APT 2C
MUSKEGON, MI 49442

Customer Service Number: 1-800-544-3333
Representatives are available 8:30 AM to midnight ET.
NetBenefits (via internet http://netbenefits.401k.com) and the automated phone system are available generally 24 h

Your Account Summary



Your Personal Rate of Return is calculated with a time-weighted formula, widely used by financial analysts to calculate investment earnings. It reflects the results of your investment selections as well as any activity in the plan account(s) shown. There are other Personal Rate of Return formulas used that may yield different results. Remember that past performance is no guarantee of future results.

Your Asset Allocation





Your account is currently allocated among the asset classes specified above. The percentages have been rounded.

Your Contribution Percentages as of 10/20/2004

This section displays the percent of compensation you contribute to SSIP.



Your Contribution Elections as of 10/20/2004

Ford Motor Company matching contributions are invested 100% in the Ford Stock Fund.



Please read this statement carefully. Any error must be reported to Fidelity Investments within 90 days.

Market Value of Your Account

This section displays the value of your account for the period, in both units and dollars.



As of September 30, 2004, your units in the Ford Stock Fund represent approximately 398.6884 equivalent shares of Ford Common Stock at $14.05 per share. Remember that you own units of the Ford Stock Fund.

Your Account Activity

This section displays a summary of transactions that occurred in your account during the statement period.



A Message from Ford

Reminder: Age 50 Catch-Up Contributions are now available. Set your catch-up deduction amount via Fidelity NetBenefits (www.401k.com) (click Deductions on the Accounts tab) or call Fidelity to begin contributing and to secure additional information regarding Catch-Up Contributions.

A cash dividend of 10 cents per share was declared on the Company's outstanding Common Stock for the 4th quarter of 2004. This dividend is payable on December 1, 2004. Only shares of Ford Common Stock in the Ford Stock Fund at 4:00 p.m. EST one day prior to the ex-dividend date of October 28, 2004 are eligible for the dividend.

Reminder: Your plan's contribution limit has increased from 40% to 50% for pre-tax and/or after-tax contributions, or a combination of both.

Fund Notification Messages

PIMCO Total Return Fund Adm assesses a short-term trading fee of 2.00% for shares held less than 7 days.
Templeton Foreign A assesses a short-term trading fee of 1.00% for shares held less than 7 days.
PIMCO Total Return Inst. assesses a short-term trading fee of 2.00% for shares held less than 7 days.
Scudder International Fund S assesses a short-term trading fee of 2.00% for shares held less than 180 days.
MSI Global Equity Portfolio A assesses a short-term trading fee of 2.00% for shares held less than 60 days.
PIMCO Long-term Gov't assesses a short-term trading fee of 2.00% for shares held less than 30 days.
Scudder Greater Europe assesses a short-term trading fee of 2.00% for shares held less than 180 days.
PIMCO REAL RTN BND I assesses a short-term trading fee of 2.00% for shares held less than 7 days.
Citizens Global Equity Ins assesses a short-term trading fee of 2.00% for shares held less than 60 days.
SPARTAN INTER MUNI assesses a short-term trading fee of 0.50% for shares held less than 30 days.
Fidelity Overseas Fund assesses a short-term trading fee of 1.00% for shares held less than 30 days.
Fidelity Europe Fund assesses a short-term trading fee of 1.00% for shares held less than 30 days.
Fidelity Pacific Basin Fund assesses a short-term trading fee of 1.50% for shares held less than 90 days.

ATTACHMENT II
Page 3 of 4



Savings and Stock Investment Plan (SSIP)

July 1, 2003 - September 30, 2003

#BWNFXTG

ENV#MG000998
MG 26001 R

RICHARD A MILLS
565 GLEN OAKS DR APT 2B
MUSKEGAN, MI 49442

Customer Service Number: 1-800-544-3333
Representatives are available 8:30 AM to midnight ET.
NetBenefits (via internet http://netbenefits.401k.com) and the automated phone system are available generally 24 hrs.

Your Account Summary



Your Personal Rate of Return is calculated with a time-weighted formula, widely used by financial analysts to calculate investment earnings. It reflects the results of your investment selections as well as any activity in the plan account(s) shown. There are other Personal Rate of Return formulas used that may yield different results. Remember that past performance is no guarantee of future results.

Your Asset Allocation





Your account is currently allocated among the asset classes specified above. The percentages have been rounded.

Your Contribution Percentages as of 10/20/2003

This section displays the percent of compensation you contribute to SSIP.



Your Contribution Elections as of 10/20/2003

Ford Motor Company matching contributions are invested 100% in the Ford Stock Fund.



Please read this statement carefully. Any error must be reported to Fidelity Investments within 90 days.

0998 MG000998 0001 20031020 MG4K

Fidelity Investments, P.O. Box 770003, Cincinnati, OH 45277-0065

Market Value of Your Account

This section displays the value of your account for the period, in both units and dollars.



As of September 30, 2003, your units in the Ford Stock Fund represent approximately 389.8149 equivalent shares of Ford Common Stock at $10.77 per share. Remember that you own units of the Ford Stock Fund.

Your Account Activity

This section displays a summary of transactions that occurred in your account during the statement period.



A Message from Ford

Reminder: Age 50 Catch-Up Contributions are now available. Set your catch-up deduction amount via Fidelity NetBenefits (www.401k.com) (click Deductions on the Accounts tab) or call Fidelity to begin contributing and to secure additional information regarding Catch-Up Contributions.

A cash dividend of 10 cents per share was declared on the Company's outstanding Common Stock for the 4th quarter of 2003. This dividend is payable on December 1, 2003. Only shares of Ford Common Stock in the Ford Stock Fund at 4:00 p.m. EST one day prior to the ex-dividend date of October 29, 2003 are eligible for the dividend.



Ford Motor Company

Peter J. Sherry, Jr.
Secretary

Mr. Richard Mills
5722 Granada Dr., Apt. 213
Sarasota, Florida 34231

Re: Shareholder Proposal – 2005 Annual Meeting of Shareholders

Dear Mr. Mills:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges receipt of the proposal contained in your letter of December 8, 2004. You request that the proposal relating to the manner in which directors are elected be included in the Company's proxy materials for the 2005 Annual Meeting of Shareholders. We do not need any further evidence of your eligibility to submit a proposal.

Please note that the Proposal is substantially similar to the proposal you submitted for the Company's 2004 Annual Meeting and for which Ford obtained a No-Action Letter from the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission ("SEC "). Last year the Staff agreed that the 2004 proposal violated SEC Rule 14a-8(i)(8) (copy enclosed) as a matter that related to the election of directors. We see no reason why the Staff would not reach the same conclusion in 2005 with respect to the Proposal. Consequently, we respectfully request that you withdraw the Proposal within 14 days of your receipt of this letter so that we will not have to file a No-Action letter with the SEC. If you do not withdraw the Proposal within the 14-day period referred to above, we will file a No-Action letter with the SEC.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at (313) 323-2130 or Jerome Zaremba of my office at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,



Encl.



(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to Rule 14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a *single copy of proxy materials to a shared address in accordance with Exchange Act* Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations

or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

January 27, 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Ford Motor Company's Omission of Shareholder Proposal Submitted by Mr. Richard A. Mills

Reference: Peter J. Sherry, Jr.'s letter dated January 12, 2005, same subject (Attachment I)

To Whom It May Concern:

I respectfully request that the staff of the Division of Corporate Finance of the Securities and Exchange Commission **not concur** with Ford Motor Company's request (Attachment I) to not recommend any enforcement action to the Commission if Ford omits my stockholder proposal (Attachment II) from Ford's proxy statement and form of proxy for the Company's 2005 Annual Meeting of Stockholders to be held May 12, 2005.

It should be noted that this shareholder proposal for 2005 is essentially the same as the proposals I presented at Ford Motor Company's Annual Meetings in 2003 (Attachment III) and 2002(Attachment IV) which received favorable votes of 8.9% and 5.6% respectively. The proposal itself is identical for 2005, 2003 and 2002, only the supporting statements have been revised. This same proposal was submitted for the 2004 Annual Meeting (Attachment V) and was omitted by Ford with the Division of Corporate Finance's concurrence not to recommend any enforcement action to the Commission.

Mr. Peter J. Sherry, Jr.'s letter of January 12th cites that the Proposal is excludable under Rule 14a-8(i)(8) because it relates to an election for membership on the Company's board of directors, the same basis on which relief was granted last year. I hereby request the Division of Corporate Finance to revisit their guidance on this issue, as I don't believe this rule is being properly interpreted. My proposal asks the Board of Directors to consider a process change and does not nominate or elect anyone to any office.

Mr. Peter J. Sherry, Jr.'s letter of January 12th also cites that the Proposal is excludable under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. According to Mr. Peter J. Sherry, Jr's letter, "The Proposal is vague, ambiguous and susceptible of various interpretations." I disagree; my proposal is straightforward and concise. If the proposal were approved by the shareholders, it would then be up to the Board of Directors to decide if they wanted to implement it. As to the issue of how should the Proposal be implement, it would be up to the Board of Directors discretion how to amend Ford's Certificate of Incorporation and request approval at a subsequent shareholder meeting.

Sincerely,



Richard A. Mills
5722 Granada Dr Apt 213
Sarasota, FL 34231

Attachments

cc: Peter Sherry, Jr.



Ford Motor Company

One American Road
P.O. Box 1899
Dearborn, Michigan 48126

January 12, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Richard A. Mills

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2005 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's 2005 Annual Meeting of Shareholders is scheduled for May 12, 2005.

Mr. Richard A. Mills, a shareholder of Ford (the "Proponent"), has submitted for inclusion in the 2005 Proxy Materials a proposal requesting the Company's Board of Directors to consider amending the Company's Restated Certificate of Incorporation in order to change the method of electing directors of the Company (the "Proposal"). Please note that the Proponent submitted an almost identical proposal for inclusion in the Company's 2004 proxy materials and for which the Staff granted Ford's no-action request. *See Ford Motor Company* (February 6, 2004). Once again the Company proposes to omit the Proposal from its 2005 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(8) because it relates to an election for membership on the Company's board of directors.

- The Proposal is excludable under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.



Attachment I
Page 2 of 5

The Proposal Relates to an Election for Membership on the Company's Board of Directors

The Proposal requests the Board of Directors to consider an amendment to Ford's Restated Certificate of Incorporation in order to grant the holders of common stock the right to nominate and elect 60% of the directors of the Company and the holders of Class B stock the right to nominate and elect 40% of the Company's directors (see Exhibit 1). Rule 14a-8(i)(8) allows the exclusion of a proposal if it "relates to an election for membership on the company's board of directors ... ." The Commission has stated that the "principal purpose of [paragraph (c)(8) (renumbered (i)(8))] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including [then existing] Rule 14a-11, are applicable." *See Release No. 34-12598 (July 7, 1976).*

The Company is given no guidance as to how the holders of common or Class B stock should nominate their respective nominees. It is probable that all the holders of common stock and Class B stock will not agree on the specific nominees to represent the 60% and 40% of the nominated directors, respectively. No process is suggested to resolve such disputes. One group of holders of common stock may want different nominees to be included in the proxy materials than another. Will the Company be put in the position of including more nominees in its proxy materials than seats available on the board? Will there have to be some sort of pre-election by the holders of common stock and Class B stock? Ford has over 1.7 billion shares of common stock outstanding and over 70 million shares of Class B stock outstanding. Is every shareholder entitled to propose a nominee that must be included in the Company's proxy materials? If so, the Company could receive thousands of nominees. This Proposal thus presents the likelihood for exactly the kind of contested election proposals that Rule 14a-8(i)(8) was intended to prevent.

In addition to the authority cited immediately below, of most relevance is the Staff's decision last year to allow exclusion of a substantially identical proposal from the Proponent. See *Ford Motor Company* (February 6, 2004). Note the only difference between the Proponent's 2004 proposal and this year's Proposal is the Supporting Statement – the resolution to be voted upon is exactly the same. Consequently, we believe the Company should be granted no-action relief with regard to the Proposal under Rule 14a-8(i)(8), the same basis on which relief was granted last year.

Even prior to the Staff's no-action relief in respect of last year's substantially similar proposal, the Staff has consistently allowed the exclusion of proposals that have the effect of fostering contested elections for directors or that would establish procedures that would make election contests more likely. *See Citigroup Inc.* (January 21, 2000) *and Citigroup Inc.* (January 31, 2003). The proposals in the *Citigroup* letters required amending the By-Laws so that the company would include in its proxy materials the name of a nominee for election to Citigroup's Board chosen by certain stockholders. In both *Citigroup* letters, the Staff stated that the proposals, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors. Likewise in *Storage Technology Corporation* (March 22, 2002) the Staff granted a no-action letter request to



exclude a proposal that would have required the company to amend its By-Laws to require management to include the names of each candidate nominated by a stockholder in the company's proxy materials. *See also General Motors Corporation* (March 22, 2001) (proposal requiring the registrant to publish the names of all nominees for director in its proxy statement excluded on the ground that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections for directors).

Although not dispositive, it is noteworthy that the Proposal would establish a process for shareholder nominees to be included in the Company's Proxy Materials substantially different than, and contrary to, a shareholder nominee process presently under consideration by the Commission. In the Commission's Release No. 34-48626 (October 14, 2003) (the "Proposed Rule"), which addresses the issue of security holder director nominations, the Commission states that it has proposed an amendment to Rule 14a-5 that would require the company, where a security holder director nominee proposal is submitted by a more than 1% security holder who has held the securities for at least one year, to advise security holders of this fact in the proxy statement relating to the meeting at which the security holder proposal will be presented. The Commission recommended that "pending final action on that proposal, companies make such an identification, both in their interest and in the interest of their security holders."[1]

The Proponent does not propose adoption of the shareholder access procedures contemplated by the Commission in the Proposed Rule, nor does he address how the Proposal and the Proposed Rule, if each were to be adopted, could co-exist. The Proposed Rule would provide certain shareholders the right to nominate a specified number of directors to a company's board where a triggering event has occurred with respect to the company. The Proposed Rule allows an eligible shareholder to propose that a company be subject to the shareholder access procedures of the Proposed Rule. The Proponent does not propose that the Company open its Board nomination process to shareholders in accordance with the procedures outlined in the Proposed Rule. Indeed, the Proposal contemplates that 100% of the board of directors be nominated by the Company's shareholders. In contrast, the Proposed Rule would allow eligible shareholders to nominate only two nominees in the case of Ford, which now has a total of 16 directors. Furthermore, the Proponent would not meet the 1% share ownership test contemplated by the Proposed Rule. The Proponent owns approximately 398 shares as a participant in the Company's 401(k) plan (see Attachment II to Exhibit 1). The Company's transfer agent stated that 1,757,485,583 shares of Ford common stock were outstanding as of November 30, 2004 (see Exhibit 2).

The Proponent is attempting to effect a reform in Ford's procedures for electing directors by shareholders that likely would result in contested elections (and that could, in the near future, be contrary to a Commission proxy rule). Accordingly, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(8).

The Proposal Violates the Proxy Rules (Rule 14a-8(i)(3) and Rule 14a-9)

---

[1] While there has been much public commentary regarding potential Commission action in respect of the Proposed Rule, it remains under active consideration.



Attachment I
Page 4 of 5

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The Proposal is susceptible to differing interpretations and likely to confuse the Company's shareholders. The Staff has regularly permitted companies to omit proposals from their proxy materials on the grounds that any action ultimately taken upon implementation of the proposal could be different from the actions envisioned by the shareholders voting on the proposal at the time their votes were cast. *See, e.g., Organogenesis, Inc.* (April 2, 1999) (concurring in exclusion of a proposal that recommended procedures for the nomination and election of directors because the proposal was vague and ambiguous) and *AnnTalor Stores Corporation* (January 12, 2001) (concurring in exclusion of proposal that would have committed the company to full implementation of human rights standards and a program to monitor compliance).

The Proposal is vague, ambiguous and susceptible of various interpretations. As stated above, the Proposal requests that the method of nominating and electing the Company's directors be changed so that holders of common stock be granted the right to nominate and elect 60% of the directors of the Company and holders of Class B stock be granted the right to nominate and elect 40% of the Company's directors. The important questions left unanswered by the Proposal include (but are not limited to, as the litany of ambiguities unaddressed by the Proposal is virtually endless):

- How should the Proposal be implemented? That is, how are the holders of common stock and Class B stock to determine their respective nominees? How is the Company to know which nominees will not be challenged by the other members of the class of holders? Will there be separate meetings of each class of stock to vote on nominees? If so, who will pay for these meetings and how will the nominees be vetted? Will the nominees be determined by a plurality of votes or must a nominee receive a majority of the votes? Will there be a general solicitation among the holders of common stock and Class B stock prior to the meeting to select the respective nominees?

- Who will pay for the cost of the proxy materials? Since the Board of Directors will no longer nominate any directors for election, should the Company be required to pay for the proxy solicitation process? Will the cost be split 60/40 among the holders of common stock and Class B stock? If so, how will such holders be billed?

These ambiguities render the Proposal so confusing and uncertain that neither shareholders nor the Board can be expected to have a common understanding of its mechanics or implications. Shareholders will not understand what it is they are being asked to approve, and the Board would not know how to implement the Proposal if it were to receive a majority of the vote and the Board were to determine that the Proposal was in the best interests of the shareholders. For these reasons, the Proposal is the kind of "inherently vague and indefinite" proposal the Staff has found properly excludable under Rule 14a-8(i)(3).



Attachment I
Page 5 of 6

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2005 Proxy Materials on the grounds that it violates Rule 14a-8(i)(8) as a matter relating to an election for membership on the Company's Board of Directors and under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9 prohibiting false and misleading statements in proxy soliciting materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2005 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2005 Proxy Materials by sending him a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

Enclosure
Exhibits

cc: Richard A. Mills (via Federal Express)



Attachment I
Page 6 of 6

From: Origin ID: (313)621-6419
Gale Polempa
FORD MOTOR COMPANY
ONE AMERICAN ROAD, SUITE 1037-E5

DEARBORN, MI 48126


FedEx
Express
E

CLS091404/05/06

Ship Date: 13JAN05
Actual Wgt: 1 LB
System#: 4072028/INET2000
Account#: S *********

REF: Zaremba



Delivery Address Bar Code

SHIP TO: (313)337-3913 **BILL SENDER**

Richard A. Mills

5722 Granada Drive
Apt. 213
Sarasota, FL 34231



STANDARD OVERNIGHT

FRI
Deliver By:
14JAN05

TRK# **7921 8068 5359** FORM 0201

TPA AA

34231 -FL-US

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Proposal for 2005

Attachment II

Election of Directors by Common Stock and Class B Stock Shareholders

Richard A. Mills, 5722 Granada Dr Apt 213, Sarasota, Florida 34231, who states that he is a Ford Motor Company salaried retiree and the owner of 398 shares of common stock, has informed the Company that he plans to present the following proposal at the meeting:

WHEREAS:

Holders of common stock own 96% of all shares of Ford Stock and have 60% of the general voting power.

Holders of Class B Stock own 4% of all shares of Ford Stock and have 40% of the general voting power.

LET IT BE RESOLVED:

The Ford Board of Directors consider an amendment to Ford's Restated Certificate of Incorporation so as to:

1. Grant the holders of Common Stock the right to nominate and elect 60% of the directors to be elected to the Board of Directors.

2. Grant to the holders of Class B Stock the right to nominate and elect 40% of the directors to be elected to the Board of Directors.

SUPPORTING STATEMENT:

Per an article in *Automotive News* in November, 2004: "If Ford Motor's year-to-date domestic brand share of 18.4 percent held through December, it would be Ford's lowest share since 1928." Unless the Company can reverse its present course, the long-term prospects for Ford's continued success are poor. While Ford's management is finally focused on its core business and is attempting to correct profound problems that our company has faced for many years, a turnaround of our Company is far from assured. I believe the ultimate success of this turnaround effort will be based on exceptionally vigorous oversight by our Board of Directors.

This proposal will broaden the diversity of the Board of Directors and give Ford Common Stockholders, who own 96% of all Ford Stock, a far greater voice in the direction of their company. As shareholders we need to send a powerful mandate to the Board by insisting on greater Director accountability and aligning Directors' interests more closely with shareholders. If you agree, please mark your proxy FOR this proposal.

Presented At 2003 Meeting

Attachment III

PROPOSAL 6

Election of Directors by Common and Class B Shareholders

Richard A. Mills, 204 Falls of Venice Circle, Venice, Florida, who is the owner of 1,822 shares of common stock, has informed the Company that he plans to present the following proposal at the meeting:

WHEREAS:

Holders of common stock own 96% of all shares of Ford Stock and have 60% of the general voting power.

Holders of Class B Stock own 4% of all shares of Ford Stock and have 40% of the general voting power.

LET IT BE RESOLVED:

The Ford Board of Directors consider an amendment to Ford's Restated Certificate of Incorporation so as to:

1. Grant the holders of Common Stock the right to nominate and elect 60% of the directors to be elected to the Board of Directors.
2. Grant to the holders of Class B Stock the right to nominate and elect 40% of the directors to be elected to the Board of Directors.

Supporting Statement:

This proposal will broaden the diversity of the Board of Directors and give Ford Common Stockholders, who own 96% of all Ford Stock, a far greater voice in the direction of their company. It should be noted that 100% of the current Board of Directors owns Ford Common Stock, however, in my opinion, they are beholden to Class B Stockholders and will do whatever they want them to do. I seriously doubt that any of today's nominees for the Board of Directors or any nominees from past years were put on the ballot as a result of a nomination by an independent stockholder. In my opinion, the Board of Directors has been out to lunch for quite a few years, which is the major reason the Ford Motor Company is in deep trouble today. If you agree, please mark your proxy FOR this proposal.

The Board of Directors recommends a Vote "against" Proposal 6.

We believe that this proposal would not result in any appreciable benefit to you or the Company and is, therefore, not in the best interests of you or Ford.

The Company's current practice of nominating and electing directors has proven successful for many years. Further, as described in the proxy statement on page 15, the Nominating and Governance Committee, which is responsible for making recommendations to the Board of Directors on the nominees for director, considers thoroughly all shareholder suggestions for nominees for director, other than self-nominations. Thus, shareholders have available to them a process for presenting proposed nominees to the Nominating and Governance Committee. Furthermore, if adopted, the proposal would take away power from common stock shareholders, rather than give them more power. As described on page 3 of this proxy statement, each director must receive a majority of the votes cast in order to be elected to the Board. As such, the common stock shareholders could elect the entire Board since they have 60% of the overall vote. The proposal would not confer any benefit on the Company or you.

The Board of Directors recommends a Vote "against" Proposal 6.

Presented At 2002 Meeting

Attachment IV
Page 1 of 2

Ford is a large and complex company. Our directors come from a wide array of industries, companies and educational and other institutions, and have a broad range of experience and knowledge. Ford has been well served by its present policy on board and committee membership, which selects nominees for election based on criteria, including overall business experience and specific expertise, and giving due consideration of any relationships with the Company. Any material relationships between Ford and any director are disclosed under SEC rules. (See pp. 19-20 of this proxy statement.)

There are presently three Ford employees on the Board of Directors. Two new independent directors were recently added to the Board — John R. H. Bond and Richard A. Manoogian. Sir John Bond joined the Environmental and Public Policy, the Finance, and the Nominating and Governance Committees, while Mr. Manoogian joined the Compensation Committee. Adoption of this proposal would unduly restrict the candidates available for service on the committees of the Board. It also would exclude from consideration as potential members of board committees candidates who have sound judgment, extensive experience, and a thorough knowledge of the operations of the Company. Additionally, the Company believes the Nominating and Governance Committee greatly benefits from management members who provide valuable insight into present and future leaders of the Company.

Furthermore, in 2000 the SEC adopted new rules and amended its then existing rules which require, among other things, that the Company disclose in its proxy statements whether the Audit Committee members are independent and, if not, disclose certain information regarding any such member. The Company has complied with all such SEC disclosure requirements. All members of the Audit Committee are independent under the definitions of independence governing Audit Committee membership. We believe Ford's current policies regarding the independence of directors are appropriate. Accordingly, the proposal is unnecessary and serves no useful purpose.

The Board of Directors recommends a Vote "against" Proposal 5.

PROPOSAL 6

Election of Directors by Common Stock and Class B Stock Shareholders

Richard A. Mills, 740 Tobin Drive, Apt. 205, Inkster, Michigan, who is the owner of 534 shares of common stock, has informed the Company that he plans to present the following proposal at the meeting:

WHEREAS:

Holders of common stock own 96% of all shares of Ford Stock and have 60% of the general voting power.

Holders of Class B Stock own 4% of all shares of Ford Stock and have 40% of the general voting power.

LET IT BE RESOLVED:

The Ford Board of Directors consider an amendment to Ford's Restated Certificate of Incorporation so as to:

1. Grant the holders of Common Stock the right to nominate and elect 60% of the directors to be elected to the Board of Directors.
2. Grant to the holders of Class B Stock the right to nominate and elect 40% of the directors to be elected to the Board of Directors.

Presented At 2002 Meeting

Attachment IV
Page 2 of 2

Supporting Statement:

It should be noted that 100% of the current Board of Directors owns Ford Common Stock, however, in my opinion, they are beholden to Class B Stockholders and will do whatever they want them to do. Per the March 28, 2000 issue of "Fortune" magazine: "And they (Ford Board of Directors) made sure Nasser understood that in the event of a shootout, the Fords had all the guns." This proposal will broaden the diversity of the Board of Directors and give Ford Common Stockholders, who own 96% of all Ford Stock, a far greater voice in the direction of their company.

The Board of Directors recommends a Vote "against" Proposal 6.

We believe that this proposal would not result in any appreciable benefit to you or the Company and is, therefore, not in the best interests of you or Ford.

The Company's current practice of nominating and electing directors has proven successful for many years. Further, as described in the proxy statement on page 14, the Nominating and Governance Committee, which is responsible for making recommendations to the Board of Directors on the nominees for director, considers thoroughly all shareholder suggestions for nominees for director, other than self-nominations. Thus, shareholders have available to them a process for presenting proposed nominees to the Nominating and Governance Committee. Furthermore, if adopted the proposal would take away power from common stock shareholders, rather than give them more power. As described on page 3 of this proxy statement, each director must receive a majority of the votes cast in order to be elected to the Board. As such, the common stock shareholders could elect the entire Board since they have 60% of the overall vote. The proposal would not confer any benefit on the Company or its shareholders.

The Board of Directors recommends a Vote "against" Proposal 6.

PROPOSAL 7

Independent Committee to Address Ford Family Conflicts

John Chevedden of 2215 Nelson Avenue, Number 205, Redondo Beach, California 90278, on behalf of Ray T. Chevedden and Veronica G. Chevedden Family Trust, who own 1,[illegible]48 shares of common stock, has informed the Company that he plans to present the following proposal at the meeting:

RESOLVED:

ESTABLISH AN INDEPENDENT COMMITTEE TO ADDRESS FORD FAMILY CONFLICTS OF INTEREST WITH OTHER SHAREHOLDERS

Ford shareholders request a bylaw to establish a committee of independent non-family directors to evaluate and make recommendations regarding any question of conflict of interest between Ford family shareholders and non-family shareholders.

The standard of independence would be modeled on the Council of Institutional Investors standard (*www.cii.org*):

> "A director is deemed independent if his or her only non-trivial professional, familial or financial connection to the corporation or its CEO is his or her directorship."

Proposal for 2004 - Omitted

Attachment V

Election of Directors by Common Stock and Class B Stock Shareholders

Richard A. Mills, 408 Falls of Venice Circle, Venice, Florida 34292, who states that he is a Ford Motor Company salaried retiree and the owner of 389 shares of common stock, has informed the Company that he plans to present the following proposal at the meeting:

WHEREAS:

Holders of common stock own 96% of all shares of Ford Stock and have 60% of the general voting power.

Holders of Class B Stock own 4% of all shares of Ford Stock and have 40% of the general voting power.

LET IT BE RESOLVED:

The Ford Board of Directors consider an amendment to Ford's Restated Certificate of Incorporation so as to:

1. Grant the holders of Common Stock the right to nominate and elect 60% of the directors to be elected to the Board of Directors.

2. Grant to the holders of Class B Stock the right to nominate and elect 40% of the directors to be elected to the Board of Directors.

SUPPORTING STATEMENT:

Ford has reached a crossroads in its history. Unless the Company can reverse its present course, the long term prospects for Ford's continued success are poor. While Ford's management is finally focused on its core business and is attempting to correct profound problems that our company has faced for many years, a turnaround of our Company is far from assured. I believe the ultimate success of this turnaround effort will be based on exceptionally vigorous oversight by our Board of Directors. Ford's debt has been downgraded to slightly above junk status and profits are meager at best. A majority of the Directors in office during this period of precipitous decline still sit on our Board today. Ford's woeful performance during their tenure speaks for itself. I believe it is critical that Ford replace those directors associated with the failed polices of the past , if the Board is to successfully take the steps necessary to ensure a turnaround.

This proposal will broaden the diversity of the Board of Directors and give Ford Common Stockholders, who own 96% of all Ford Stock, a far greater voice in the direction of their company. It should be noted that 100% of the current Board of Directors owns Ford Common Stock, however, in my opinion, they are beholden to Class B Stockholders and will do whatever they want them to do. I seriously doubt that any of today's nominees for the Board of Directors or any nominees from past years were put on the ballot as a result of a nomination by an independent common stockholder. In my opinion, the Board of Directors has been out to lunch for quite a few years, which is the major reason the Ford Motor Company is in deep trouble today. As shareholders we need to send a powerful mandate to the Board by insisting on greater Director accountability and aligning Directors' interests more closely with shareholders. If you agree, please mark your proxy FOR this proposal.



Secretary

One American Road
P.O. Box 1899
Dearborn, Michigan 48126

February 4, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Richard A. Mills

Ladies and Gentlemen:

Reference is made to the letter dated January 27, 2005, of Mr. Richard A. Mills (the "Proponent") in response to the No-Action Request of Ford Motor Company ("Ford" or the "Company") dated January 12, 2005, regarding the Proponent's shareholder proposal to amend the Company's Restated Certificate of Incorporation (the "Proposal"). The Proponent has asked the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("SEC") to deny Ford's No-Action Request.

The Proponent merely renews his argument that he made in respect of his 2004 submission – namely, that because substantially similar proposals were included in the Company's proxy materials in 2002 and 2003, the Company is somehow precluded from excluding the Proposal from its 2005 proxy materials. Ford acknowledged in its 2004 correspondence to the Staff that it had voluntarily included substantially similar proposals in previous proxy materials. Please note that with regard to the 2002 and 2003 proposals, the Company did not request No-Action relief from the Staff. We did request No-Action relief in 2004, however, which was granted by the Staff. *See Ford Motor Company* (February 6, 2004).

The Proponent raises no new arguments or reasons why the Proposal should not be excluded on the same basis as in 2004. Accordingly, we again request the Staff to concur in Ford's position that proper grounds exist to exclude the Proposal in accordance with Rule 14a-8(i)(3) and Rule 14a-8(i)(8).

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

cc: Richard A. Mills (via Federal Express)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 12, 2005

The proposal requests that the board amend the company's Certificate of Incorporation to grant holders of Common Stock "the right to nominate and elect 60% of the directors to be elected" to the board and grant holders of Class B stock "the right to nominate and elect 40% of the directors to be elected" to the board.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(8), as relating to an election for membership on its board of directors. Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Ford relies.

Sincerely,



Robyn Manos
Special Counsel